# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Super Group (SGHC) Limited, CIK 0001878057
CUSIP: G8588X103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Kingsway House, Havilland Street, St Peter Port, Guernsey (Y7), GY1 2QE
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001104659-22-126598
Filed by CIK 0001953643
Persons authorized to receive notices and communications: Sion Roberts, 2nd Floor, St. Mary's Court, 20 Hill Street, Douglas, Isle Of Man (Y8), IM1 1EU, 44 1624 692930

## Reporting persons
- Knutsson Limited (CIK 0001953643): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Alea Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Alea Holdings Two Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Alea Trust: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Alea Two Trust: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Ridgeway Associates Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)
- Boston Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 226,855,242; sole dispositive power 0; shared dispositive power 234,553,471; aggregate amount beneficially owned 234,553,471 (46.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Super Group (SGHC) Limited
Address of issuer's principal executive offices: Kingsway House, Havilland Street, St Peter Port, Guernsey (Y7), GY1 2QE
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 13, 2022, and amended on May 5, 2023 (as amended, the "Statement") by Knutsson Limited, Alea Holdings Limited, Alea Trust, Ridgeway Associates Limited and Boston Limited. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of Knutsson Limited ("Knutsson"), Alea Holdings Limited ("Alea"), Alea Holdings Two Limited ("Alea Two"), Alea Trust ("Trust"), Alea Two Trust ("Trust Two" and together with Trust, the "Trusts"), Ridgeway Associates Limited ("Ridgeway") and Boston Limited ("Boston"). The foregoing entities are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.

Knutsson directly holds 226,855,242 Ordinary Shares and has agreed to acquire an additional 7,698,229 Ordinary Shares as described in Item 3 hereof. Alea and Alea Two are the shareholders of Knutsson, Trust is the sole shareholder of Alea, Trust Two is the sole shareholder of Alea Two. Ridgeway is the trustee of each of Trust and Trust Two, and Boston is the sole shareholder of Ridgeway. Each of Alea, Trust, Trust Two, Ridgeway and Boston shares voting and investment authority over the shares held by Knutsson.

The name of each director of Knutsson, Alea, Alea Two, Ridgeway and Boston (each, a "Listed Person") is set forth on Schedule I of this Schedule 13D/A and attached hereto as Exhibit 99.2.
Residence or business address:
The principal business office of the Reporting Persons is 2nd Floor, St. Mary's Court, 20 Hill Street, Douglas, Isle of Man IM1 1EU.

The principal business office of each Listed Person is set forth on Schedule I of this Schedule 13D/A.
Present principal occupation or employment:
The principal business of each of Knutsson, Alea, Alea Two, Trust and Trust Two is to serve as a holding company/trust. Ridgeway serves as a trustee company and Boston is a licensed and regulated corporate and trust service provider.

The principal business of each Listed Person is set forth on Schedule I of this Schedule 13D/A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Listed Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of Knutsson, Alea, Alea Two, Trust, Trust Two, Ridgeway and Boston was organized in the Isle of Man.

The citizenship of each Listed Person is set forth on Schedule I of this Schedule 13D/A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 7, 2026, Knutsson partially exercised the Call Option under the Option Agreement with respect to 15,000,000 Option Shares (the "August 2026 Exercise"). In accordance with the Option Agreement, the exercise price applicable to the August 2026 Exercise was $5.20 per Option Share. Knutsson has elected to settle the August 2026 Exercise through a net settlement alternative provided in the Option Agreement, pursuant to which Chivers will deliver to Knutsson total consideration of $139.5 million (the "Net Settlement Amount"), representing the difference between the aggregate exercise price and the value of the Option Shares, as determined in accordance with the Option Agreement. Knutsson and Chivers have agreed that Chivers will satisfy the Net Settlement Amount through the payment to Knutsson of $39.5 million in cash and the delivery to Knutsson of 7,698,229 Ordinary Shares (the "Settlement Shares"), which represents $100 million divided by the $12.99 closing trading price of the Ordinary Shares on August 6, 2026. The delivery of the Settlement Shares (the "Settlement") is expected to occur on or before December 7, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information included in Item 3 hereof is hereby incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The percentage set forth in each row 13 is based upon 508,200,000 Ordinary Shares outstanding, as reported by the Issuer to the Reporting Persons. None of the Listed Persons beneficially owns any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons or any Listed Person has effected any transactions in shares of the Issuer's Ordinary Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: With respect to the Settlement Shares, Chivers will retain the right to receive dividends on such ordinary shares until the Settlement. Martin Paul Moshal is the beneficiary of the Trusts, which Trusts may have the right to receive dividends paid in respect of the Ordinary Shares held by Knutsson to the extent that such dividends are ultimately paid up to the Trusts. He may ultimately receive any proceeds from the sale of the Ordinary Shares beneficially owned by the Trusts, in the sole discretion of the trustees of the Trusts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information included in Item 3 hereof is hereby incorporated by reference herein.

Prior to the Settlement, Chivers retains the power to vote the Settlement Shares, after which Knutsson will have the power to vote such shares. After giving effect to the August 2026 Exercise, the Call Option and Put Option remain in effect with respect to an aggregate of 45,000,000 Option Shares in accordance with the terms of the Option Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Schedule I

## Signatures
- Knutsson Limited: /s/ Sion Roberts, Sion Roberts, Director (08/11/2026)
- Alea Holdings Limited: /s/ Sion Roberts, Sion Roberts, Director (08/11/2026)
- Alea Holdings Two Limited: /s/ Sion Roberts, Sion Roberts, Director (08/11/2026)
- Alea Trust: /s/ Sion Roberts, By Ridgeway Associates Limited, Its Trustee, By Sion Roberts, Director (08/11/2026)
- Alea Two Trust: /s/ Sion Roberts, By Ridgeway Associates Limited, Its Trustee, By Sion Roberts, Director (08/11/2026)
- Ridgeway Associates Limited: /s/ Sion Roberts, By Sion Roberts, Director (08/11/2026)
- Boston Limited: /s/ Sion Roberts, By Sion Roberts, Director (08/11/2026)